ENTERRA ENERGY TRUST ANNOUNCES

FEBRUARY 15, 2004 DISTRIBUTION

Calgary, Alberta – January 20, 2004 - Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) of Calgary, Alberta today announces that a cash distribution of US$0.10 per trust unit will be paid on February 15, 2004 in respect of the January 2004 production. The distribution will be paid in $US funds to unitholders of record at the close of business January 31, 2004. The ex-distribution date is January 28, 2004.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy

Luc Chartrand, President and CEO

Telephone (403) 213-2502

Fax (403) 294-1197

www.theequitygroup.com

Lynn Wiebe, Chief Financial Officer

Telephone (403) 538-3237

Fax (403) 294-1197

www.enterraenergy.com

Trust Investor Relations Counsel:

The Equity Group

Linda Latman (212) 836-9609

Sarah Torres (212) 836-9611